Exhibit 23.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the incorporation by reference of our reports dated February 8, 2000, with respect to the consolidated financial statements and schedule of Liberty Property Trust and Liberty Property Limited Partnership included in the Annual Reports (Form 10-K) of Liberty Property Trust and Liberty Property Limited Partnership for the year ended December 31, 1999, in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-39282) and related Prospectus of Liberty Property Trust and Liberty Property Limited Partnership for the registration of $600,001,000 of common shares of beneficial interest, preferred shares of beneficial interest, depository shares, warrants, guaranties or debt securities.

                             /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 23, 2000